Form C

Cover Page

Name of issuer:

California Fruit Wine Corp.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: CA
Date of organization: 5/9/2013

Physical address of issuer:

1477 University Ave
San Diego CA 92103

Website of issuer:

http://www.fruitcraft.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

10/18/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$942,604.00	$954,645.00
Cash & Cash Equivalents:	$24,547.00	$20,717.00
Accounts Receivable:	$434.00	$858.00
Short-term Debt:	$130,464.00	$173,125.00
Long-term Debt:	$219,885.00	$321,528.00
Revenues/Sales:	$472,841.00	$335,834.00
Cost of Goods Sold:	$79,347.00	$113,733.00
Taxes Paid:	$7,420.00	$103,950.00
Net Income:	($255,244.00)	($625,887.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

California Fruit Wine Corp.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alan Haghighi	CEO / President	California Fruit Wine Corp.	2013
Brian Haghighi	Business Analyst	Zovio	2013
Heidi Amato	Project Manager	Crown Castle	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alan Haghighi	President	2013
Alan Haghighi	CEO	2013
Alan Haghighi	Secretary	2013
Alan Haghighi	Treasurer	2013
Alan Haghighi	President	2013
Alan Haghighi	CFO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brian Haghighi	2328746.0 Common Stock	50.0
Alan Haghighi	2328746.0 Common Stock	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> While we have developed 10 years of commercial expertise in the manufacturing (fermentation & distillation) of our products. Competitors with fermentation experience and/or capacity are widespread. And while many don't veer from their core products, there is nothing that can be patented that would prevent competitors from creating similar products.
>
> We cannot be certain that the laws of various municipalities would allow for the expansion of our concept into certain regions. While we are familiar with the laws of the State of California, any growth projected in other states would require an assessment of compliance to do business in those states and we cannot guarantee we'll be able to expand into each market as we'll be required to comply with local laws and ordinances.
>
> We expect to significantly expand our operations in the near future. Our anticipated future operations will place a strain on our management systems and resources. Our ability to successfully continue to market the Company's products and services and implement our business strategy in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our workforce. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties. We cannot be certain that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or our management will be able to successfully identify, manage and exploit existing and potential market opportunities.
>
> We believe that our ability to attract customers, facilitate broad market acceptance of our products and our brand and enhance our sales and marketing capabilities depend on our ability to develop and maintain strategic relationships with key partners. If we are unable to develop or maintain key relationships, we may have difficulty attracting customers.

We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our products. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or sales formats or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights. If third parties prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to us. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a "first-to-file" trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar products.

The Company contemplates that it will raise additional capital. There can be no assurance that the Company will be successful in raising additional amounts, which may result in delays or even loss of profits, business or assets. There is no corporate requirement that a minimum amount of funds will be raised from this Offering, and the Company is unable to predict the amount of funds, if any, that it may receive from this Offering. The Company believes that if substantially all of the funds in this Offering are raised successfully, then the proceeds from this Offering, combined with other sources of liquidity, will be sufficient to fund the Company's capital requirements for at least twelve months following the completion of this Offering. The Company may be required to obtain additional financing. If the board of directors of the Company determines to obtain additional capital through the issuance of equity securities of the Company it is permitted to do so. Likewise, if the Company is permitted to issue subordinated debentures to obtain additional capital. Subordinated debentures represent unsecured obligations of the Company, which are subordinate to the payment of more senior debts. Debentures do not dilute the Company's earnings.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]

COVID-19 may have material impacts on our business. While we've maintained break even during the pandemic, the future impacts of the virus are unknown.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.5% towards Wefunder fees, 80% towards business development (making improvements to increase our event conversions), 12.5% towards new hires

---

If we raise: **$1,000,000**

Use of Proceeds: 7.5% towards Wefunder fees, 15% towards business development (making improvements to increase our event conversions), 7.5% on new hires, 30% towards debt consolidation, 20% towards franchising infrastructure, 20% towards location #2

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 1% of its gross revenues per $125,000 raised to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 1.5x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

If $50,000 is raised the revenue percentage would be 0.4% of gross quarterly revenues. If $500,000 is raised the revenue percentage would be 4% of gross quarterly revenues. In all instances, the total share of revenue will only be on the first $800,000 in quarterly gross revenues. Any revenue above $800,000 will not be included in calculating the proportional revenue percentage. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Repayment Amounts of all Notes.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	4,657,492	4,657,492	Yes
Series A Preferred	2,838,232	2,838,232	No
Series AA Preferred -	4,586,276	4,586,276	No
Preferred Stock	1,383,000	1,383,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	235,000
Options:	

Describe any other rights:

All of the preferred securities have the same voting rights (non-voting) and liquidation preferences. The common stock is comprised of the founders' shares and is the only class of stock that has voting rights. All classes of preferred stock have preference for liquidation before the common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Chase Visa Card
Issue date	01/01/15
Amount	$28,327.00
Outstanding principal plus interest	$28,327.00 as of 06/01/20
Interest rate	8.9% per annum
Maturity date	01/01/01
Current with payments	Yes

This is a business credit card with Chase Bank

Loan

Lender	American Express LOC
Issue date	01/01/16
Amount	$26,386.00
Outstanding principal plus interest	$26,501.00 as of 06/01/20
Interest rate	7.9% per annum
Maturity date	01/01/01
Current with payments	Yes

This is a line of credit. We use this to help with cash flows and use it for many of our recurring bills. We can go up to $30k per month.

Loan

Lender	Miriam Carr
Issue date	01/01/16
Amount	$12,500.00
Outstanding principal plus interest	$12,500.00 as of 06/01/20
Interest rate	1.0% per annum
Maturity date	01/01/22
Current with payments	Yes

Miriam Carr, a shareholder loaned money to the company on an indefinite basis until positive cash flows can repay the loan.

Loan

Lender	Robyn Hill
Issue date	03/14/16
Amount	$25,000.00
Outstanding principal plus interest	$12,000.00 as of 06/06/20
Interest rate	1.0% per annum
Maturity date	01/01/21
Current with payments	Yes

Robyn Hill, a shareholder, loaned money to the company on an indefinite basis until positive cash flows can repay the loan.

Loan

Lender	Kevin Kane
Issue date	04/02/16
Amount	$150,000.00
Outstanding principal plus interest	$35,000.00 as of 06/01/20
Interest rate	0.0% per annum
Maturity date	01/01/21
Current with payments	Yes

Kevin Kane, a shareholder, loaned the company $150k. In lieu of interest he's received 235,000 in warrants. We've been paying him $1,000 per week.

Loan

Lender	Robyn Hill (shareholder)
Issue date	07/15/16
Amount	$25,000.00
Outstanding principal plus interest	$7,000.00 as of 06/01/20
Interest rate	1.0% per annum
Maturity date	01/01/22
Current with payments	Yes

Robyn is a shareholder that provided a loan to the company when we needed it for cash flows

Loan

Lender	Stearn's Bank
Issue date	10/31/16
Amount	$65,469.00
Outstanding principal plus interest	$34,350.00 as of 06/01/20
Interest rate	11.6% per annum
Maturity date	10/31/21
Current with payments	Yes

This is a 60 month equipment loan. Payments are $1250 per month.

Loan

Lender	Michael Berry
Issue date	12/31/16
Amount	$50,000.00
Outstanding principal plus interest	$35,000.00 as of 06/01/20
Interest rate	8.0% per annum
Maturity date	01/01/21
Current with payments	Yes

This debt came along with the acquisition of a winery in December 2016

Loan

Lender Michael Berry
Issue date 12/31/16
Amount $50,000.00
Outstanding principal plus interest $62,985.60 as of 06/01/20
Interest rate 8.0% per annum
Maturity date 01/01/21
Current with payments Yes

Michael made two loans to a business we acquired. This is the 2nd loan.

Loan

Lender Gilbert Van Drunen
Issue date 12/31/16
Amount $75,469.00
Outstanding principal plus interest $8,400.18 as of 06/01/20
Interest rate 8.0% per annum
Maturity date 07/01/18
Current with payments Yes

We absorbed this debt as part of an acquisition of a winery we made at the end of 2016.

Loan

Lender Private Loan From Paula Beck
Issue date 07/15/17
Amount $5,000.00
Outstanding principal plus interest $6,665.00 as of 06/01/20
Interest rate 10.0% per annum
Maturity date 07/15/20
Current with payments Yes

This is a 3 year loan from a private party

Loan

Lender Blue Bridge
Issue date 10/04/17
Amount $24,545.00
Outstanding principal plus interest $11,339.00 as of 06/01/20
Interest rate 20.5% per annum
Maturity date 10/04/22
Current with payments Yes

This is a 60 month equipment loan. Payments are $636 per month.

Loan

Lender Triton/Marlin
Issue date 12/25/17
Amount $16,894.00
Outstanding principal plus interest $12,198.00 as of 06/01/20
Interest rate 17.5% per annum
Maturity date 08/25/22
Current with payments Yes

Equipment Loan. $421 per month.

Loan

Lender Marlin
Issue date 12/31/17
Amount $25,581.00
Outstanding principal plus interest $1,668.00 as of 06/01/20
Interest rate 8.0% per annum
Maturity date 08/06/20
Current with payments Yes

This is an equipment loan. Payments are $556 per month.

Loan

Lender	Kabbage
Issue date	03/01/18
Amount	$17,516.00
Outstanding principal plus interest	$9,410.00 as of 06/01/20
Interest rate	20.0% per annum
Maturity date	09/01/20

This is a Line of Credit through Kabbage.

Loan

Lender	Mulligan Funding
Issue date	12/13/19
Amount	$73,500.00
Outstanding principal plus interest	$51,580.00 as of 06/01/20
Interest rate	20.0% per annum
Maturity date	12/13/20
Current with payments	Yes

This is a Merchant Cash Advance that we pay $1,728 per week on.

Loan

Lender	PPP Loan
Issue date	05/01/20
Amount	$35,350.00
Outstanding principal plus interest	$35,350.00 as of 06/01/20
Interest rate	0.98% per annum
Maturity date	01/01/01
Current with payments	Yes

This loan is forgivable if applied to rent and wages.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Regulation D, Rule 506(b)	Preferred stock	$1,469,116	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Miriam Carr
Amount Invested	$15,000.00
Transaction type	Priced round
Issue date	04/07/14
Relationship	Mother

Purchased Shares at $0.50 per share just like all other Series AA investors

Name	Alan Haghighi
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	06/27/14
Relationship	Founder

Purchased shares just like any other shareholder. No special terms.

Name	Brian Haghighi
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	06/27/14
Relationship	Founder

No special terms. Purchased in Series AA Investment round.

Name	David Haghighi
Amount Invested	$8,000.00
Transaction type	Priced round
Issue date	04/07/14
Relationship	brother

No special terms. Purchased in Series AA Investment round.

Name	Roman Anissi
Amount Invested	$3,500.00
Transaction type	Priced round
Issue date	04/07/14
Relationship	Brother

No special terms. Purchased in Series AA Investment round.

Name	Mark Haghighi
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	04/07/14
Relationship	Father

No special terms. Purchased in Series AA Investment round.

Name	Robyn Hill
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	07/14/16
Outstanding principal plus interest	$7,000.00 as of 06/11/20
Interest rate	1.0% per annum
Maturity date	01/01/22
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

Robyn is a shareholder that provided a loan to the company when we needed it for cash flows

Name	Robyn Hill
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	03/03/16
Outstanding principal plus interest	$12,000.00 as of 06/11/20
Interest rate	1.0% per annum
Maturity date	01/01/21
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

Robyn Hill, a shareholder, loaned money to the company on an indefinite basis until positive cash flows can repay the loan.

Name	Kevin Kane
Amount Invested	$150,000.00
Transaction type	Loan
Issue date	04/01/16
Outstanding principal plus interest	$35,000.00 as of 06/11/20
Interest rate	0.0% per annum
Maturity date	01/01/21
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

Kevin Kane, a shareholder, loaned the company $150k. In lieu of interest he's received 235,000 in warrants. We've been paying him $1,000 per week.

Name	Miriam Carr
Amount Invested	$12,500.00
Transaction type	Loan
Issue date	12/31/15
Outstanding principal plus interest	$12,500.00 as of 06/11/20
Interest rate	1.0% per annum
Maturity date	01/01/22
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

Miriam Carr, a shareholder loaned money to the company on an indefinite basis until positive cash flows can repay the loan.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are makers of the newest types of craft alcoholic beverages. Cider, Mead, Hard Kombucha, Wine from Fruit & Craft Spirits/Cocktails. We dispense these beverages in our flagship San Diego location where we recently launched a robust membership program and host all types of events from birthdays to weddings.

I'd like to see the FruitCraft concept grow in 4 major marketplaces (San Diego, Orange County, Los Angeles & the Bay Area). In each market FruitCraft expects to plant several tasting room locations and to build inroads into restaurant and retail distribution.

Milestones

California Fruit Wine Corp. was incorporated in the State of California in May 2013.

Since then, we have:

- We began turning a monthly profit in Oct. 2019 with over $70k in revenue. Up from $31,927 Oct. 2018
- In 2018 FruitCraft acquired a neighboring bar and remodeled it into an event venue which has greatly increased our revenue
- Our founders are donating their shares to make the company community-owned
- Conscious consumption is mainstreaming. 63% of consumers prefer to buy from purpose-driven brands
- You can help the company succeed by voting on future business development opportunities
- You can help improve the social value enterprise model to maximize the impact of conscious business

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $472,841 compared to the year ended December 31, 2018, when the Company had revenues of $335,834. Our gross margin was 83.22% in fiscal year 2019, compared to 66.13% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $942,604, including $24,547 in cash. As of December 31, 2018, the Company had $954,645 in total assets, including $20,717 in cash.

- *Net Loss.* The Company has had net losses of $255,244 and net losses of $625,887 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $350,349 for the fiscal year ended December 31, 2019 and $494,653 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $715,937 in debt and $3,762,254 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

California Fruit Wine Corp. cash in hand is $58,585.72, as of June 2020. Over the last three months, revenues have averaged $70,000/month, cost of goods sold has averaged $5,873/month, and operational expenses have averaged $64,879/month, for an average burn rate of $752 per month. We're currently cash flow positive.

Our monthly revenue has been trending upwards since we opened our tasting room at the beginning of 2017. When we first opened, our monthly revenue was around $15,000 per month. As of February 2020 our monthly revenue reached $73,000. This is due in large part because of the transactional nature of the private events we've been hosting. The most meaningful part of our private events are weddings. We've created a perfect storm for the core decision makers when inquiries explore booking their wedding with FruitCraft. Our venue is beautiful and has multiple instagram worthy photo opps. We also are a one-stop shop as we do all the food and beverage service in house. Lastly, our craft beverages are well aligned with the preferences and lifestyle of 20 to 30 something year old brides that are considering our venue alongside many others.

For the first time in our company's history we're cash flow positive with regular recurring revenue. I expect the free cash from our cash flows to be a game changer in how we develop the business further. It has been painstaking driving our revenue from $15k per month to over $70k per month with limited free cash available. Now with cash to deploy for business development I expect our revenue to continue to increase with limited increase in our expenses. We'll move to hire a few key people, but the added expenses will be offset by the increased business those positions will bring in for us. We have capacity to fill up our calendar with weddings and other private events. This will continue to be our focus as there's potential to reach $200k per month in monthly sales at our flagship location in San Diego. At the same time, we expect monthly expenses to be about $140,000.

We have 3 core revenue channels that we've diversified and rely on to meet our cash flow requirements.

1. Private Events/ Weddings

2. Tasting Room/Restaurant Sales

3. Memberships

We'll continue to diversify in the future with distribution sales and with mail order/deliver sales. We have no other sources of capital to rely on outside of existing revenues.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.fruitcraft.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- FruitCraft Revenue Share

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Alan Haghighi
- Brian Haghighi
- Heidi Amato

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- FruitCraft Revenue Share

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Alan Haghighi
- Brian Haghighi
- Heidi Amato

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

California Fruit Wine Corp.

By

Alan Haghighi

Founder/CEO of California Fruit Wine Corp.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brian Haghighi

Director

6/19/2020

Alan Haghighi

Founder/CEO of California Fruit Wine Corp.

6/18/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.